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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                     AMERICAN BANKERS INSURANCE GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   024456 10 5
                                 (CUSIP Number)

                          ----------------------------

                               KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NY 10270
                            TELEPHONE: (212) 770-5123
           (Name, address and telephone number of Person Authorized to
                       Receive Notice and Communications)

                                January 27, 1998
             (Date of Event which Requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         American International Group, Inc. ,
         I.R.S. Identification No.  13-2592361

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         OO, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the State of Delaware


      NUMBER OF            7.       SOLE VOTING POWER
       SHARES                               8,265,626
    BENEFICIALLY           8.       SHARED VOTING POWER
      OWNED BY                              3,389,300
        EACH               9.       SOLE DISPOSITIVE POWER
      REPORTING                             8,265,626
       PERSON              10.      SHARED DISPOSITIVE POWER
        WITH                                3,389,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,654,926

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.1%

14.      TYPE OF REPORTING PERSON

         CO, HC


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ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 1 amends Items 3, 4 and 5 of the Statement on Schedule 13D dated January 16, 1998 ("Schedule 13D") previously filed by American International Group, Inc. ("AIG") relating to the shares of Common Stock, par value $1.00 per share (the "Shares"), of American Bankers Insurance Group, Inc. (the "Issuer"). The address of the principal executive offices of Florida 33157-6596.


ITEM 3.           SOURCES AND AMOUNT OF FUNDS

                  As described in the response to Item 4 (which response is incorporated herein by reference) the Shares to which this amendment to the
Schedule 13D relates have not yet been purchased by AIG. AIG will use its available working capital to purchase the Shares to which this amendment to the
Schedule 13D relates, at such future date upon which such purchase is consummated.


ITEM 4.           PURPOSE OF TRANSACTION

                  On December 21, 1997, the Issuer, AIG and AIGF, Inc., a wholly owned subsidiary of AIG ("AIGF"), entered into an Agreement and Plan of Merger which provides, among other things, that, subject to the satisfaction of the terms and conditions therein, the Issuer will merge (the "Merger") with and into AIGF. The separate existence of the Issuer will cease upon consummation of the Merger. AIGF will be the surviving corporation in the Merger and will be renamed "American Bankers Insurance Group, Inc." following the Merger. The Merger Agreement was amended and restated as of January 7, 1998 (as so amended and restated, hereinafter the "Merger Agreement").

                  In connection with the Merger, AIG and the Issuer entered into a stock option agreement (the "Stock Option Agreement") under which the Issuer has granted AIG an option to purchase up to 8,265,626 newly issued Shares
(equal to approximately 19.9% of the outstanding number of Shares) for $47.00 per share if certain events occur.

                  On January 27, 1998, AIG delivered a notice to the Issuer exercising its option to purchase the 8,265,626 Shares issuable pursuant to the Stock Option Agreement. The consummation of the purchase of such Shares is subject to the receipt of applicable regulatory approvals. The exercise of AIG's option to purchase such Shares and the consummation of the purchase of such Shares may facilitate consummation of the transactions contemplated under the Merger Agreement. AIG's right to exercise the option was triggered by the public announcement by Cendant Corporation that it proposed to acquire all of the outstanding Shares for $58 per share in cash and stock.

                  Except as contemplated by the Merger Agreement, the Stock Option Agreement and the Voting Agreement (as defined in the response to Item 5) or as otherwise set forth in this Item 4, AIG has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares or Preferred Shares (as defined in the Schedule 13D) to cease to be listed on the New York Stock Exchange; (ix) the Shares of Preferred Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the


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Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph involving the Shares or Preferred Shares.


ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER

                  (a) and (b). 3,389,300 Shares, representing approximately 8.2% of the outstanding Shares, are subject to a voting agreement (the "Voting Agreement") entered into between AIG and certain shareholders of the Issuer. The Voting Agreement provides that such shareholders shall vote their Shares in favor of adoption of the Merger Agreement and approval of the Merger and, if requested by AIG, shall grant to AIG an irrevocable proxy with respect to such Shares and not dispose of such Shares, subject to certain exceptions. The Shares subject to the Voting Agreement therefore may be deemed to be beneficially owned both by the respective shareholders of the Issuer party to the Voting Agreement and by AIG. Inasmuch as the Voting Agreement is limited to the vote of the Shares with respect to the Merger Agreement and the Merger and certain related matters, the respective shareholders of the Issuer party to the Voting Agreement and AIG have shared power to vote or to direct the vote with respect to the Shares subject to the Voting Agreement. The Voting Agreement provides, subject to certain exceptions, that the shareholders party thereto may not dispose of their respective Shares without AIG's consent. Such shareholders and AIG therefore have shared power to dispose or direct the disposition of the Shares subject to the Voting Agreement.

                  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, AIG may be deemed to beneficially own the 8,265,626 Shares, representing approximately 19.9% of the outstanding Shares, subject to issuance pursuant to the Stock Option Agreement since AIG may have the right to acquire such Shares within 60 days. Upon consummation of the purchase of the Shares subject to issuance pursuant to the Stock Option Agreement, AIG will have sole power to vote or direct the vote with respect to such Shares and sole power to dispose or direct the disposition of such Shares.

                  (c) Other than the transactions described in this amendment to the Schedule 13D and in the Schedule 13D, there have been no transactions in Shares by AIG, or, to the best knowledge of AIG, by any of the Covered Persons (as defined in the Schedule 13D), during the past 60 days.

                  (d) To the best knowledge of AIG, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Voting Agreement are held by the respective shareholders party to the Voting Agreement. Upon consummation of the purchase of the Shares subject to issuance pursuant to the Stock Option Agreement, AIG will have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Stock Option Agreement.

                  (e) Not applicable.



                                    SIGNATURE


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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 28, 1998



                             American International Group, Inc.


                             By: /s/ Kathleen E. Shannon
                                 --------------------------------------------
                                    Name: Kathleen E. Shannon
                                    Title: Vice President and Secretary




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